Filed by Noventiq Holding Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Corner Growth Acquisition Corp.

Commission File No.: 001-39814

Date: July 5, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 3, 2024

CORNER GROWTH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39814	98-1563902
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

251 Lytton Avenue, Suite 200
Palo Alto, California	94301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 543-8180

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	COOLU	The Nasdaq Stock Market LLC

Class A Ordinary Shares included as part of the units	COOL	The Nasdaq Stock Market LLC

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	COOLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

 Item 1.01 Entry into a Material Definitive Agreement

Termination of Business Combination Agreement

The information set forth in Item 1.02 below is hereby incorporated by reference into this Item 1.01.

Amendment No. 1 to Sponsor Letter Agreement

As previously disclosed by Corner Growth Acquisition Company (the “Company” or “Corner Growth”) in its Current Report on Form 8-K filed with the SEC on December 21, 2020, on December 16, 2020, the Company, CGA Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and each executive officer and director of the Company, entered into a letter agreement (the “Sponsor Letter Agreement”). Contemporaneously with the execution of the Settlement Agreement (as defined below), the Company, Sponsor, and Marvin Tien, John Cadeddu, Alexandre Balkanski, John Mulkey, and Jason Park (each of whom is a director of the Company), entered into an amendment to the Sponsor Letter Agreement, dated July 3, 2024 (“Amendment No. 1 to the Sponsor Letter Agreement”). Amendment No. 1 to the Sponsor Letter Agreement amends, restates and replaces Section 12 of the Sponsor Letter Agreement to resolve and adjudicate any matters relating to the Sponsor Letter Agreement to be decided under Cayman law and resolved in Cayman courts.

The foregoing description of Amendment No. 1 to the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 1 to the Sponsor Letter Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Item 1.02 Termination of a Material Definitive Agreement.

As previously disclosed, on May 4, 2023, the Company entered into a Business Combination Agreement (as amended and restated on December 29, 2023, the “Business Combination Agreement”) by and among the Company, Noventiq Holdings PLC, a company organized under the laws of Cyprus (“Noventiq”), and Corner Growth SPAC Merger Sub, Inc., a Cayman Islands exempted company.

On July 3, 2024, the parties to the Business Combination Agreement, the Sponsor, Noventiq Holding Company, an exempted company limited by shares incorporated under the laws of the Cayman Islands, and Noventiq Merger 1 Limited, a Cayman Islands exempted company and wholly-owned subsidiary of Noventiq Holding Company, entered into a settlement agreement (the “Settlement Agreement”), pursuant to which the parties agreed (i) to mutually terminate the Business Combination Agreement and all other Transaction Documents (as defined in the Business Combination Agreement) (collectively, the “Ancillary Agreements”) and (ii) to a mutual release of all claims related to the Business Combination Agreement and the transactions contemplated thereby. The mutual termination of the Business Combination Agreement and the Ancillary Agreements is effective as of July 3, 2024. The parties agreed to terminate the Business Combination Agreement as a result of current unfavourable SPAC market conditions and other factors.

As a result of the termination of the Business Combination Agreement, the Business Combination Agreement is null and void, without any liability on the part of any party thereto or its respective affiliates, officers, directors or shareholders, except as provided in the Settlement Agreement. The Company will use the proceeds received pursuant to the Settlement Agreement to pay its expenses.

The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K with the Securities and Exchange Commission (the “SEC”) by the Company on May 4, 2023, including the Amended and Restated Business Combination Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K with the SEC by the Company on January 2, 2024 and the Settlement Agreement, a copy of which is attached to this Current Report on Form 8-K as Exhibit 10.2 and incorporated by reference herein.

Item 8.01. Other Events.

Termination of Business Combination Agreement

On July 4, 2024, the Company and Noventiq issued a joint press release announcing the termination of the Business Combination Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Indefinite Postponement of Extraordinary General Meeting

As previously disclosed, on June 20, 2024, the Company postponed the Extraordinary General Meeting (the “Meeting”), originally scheduled to be held at 10:00 a.m., Eastern Time, on June 26, 2024, to 10:00 a.m., Eastern Time, on July 11, 2024.

On July 3, 2024, the Company determined to indefinitely postpone the Meeting. The Meeting was being held to consider and vote to approve the Business Combination Agreement.

Forward Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “target,” “aim,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. These statements are based on the current expectations of Corner Growth’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Corner Growth. These statements are subject to a number of risks and uncertainties regarding Corner Growth’s businesses and actual results may differ materially. These risks and uncertainties include, but are not limited to, those factors discussed in Corner Growth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 1, 2024, Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 15, 2024, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Corner Growth presently does not know or that Corner Growth currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the expectations, plans or forecasts of future events and views of Corner Growth as of the date of this communication. Corner Growth anticipates that subsequent events and developments will cause their assessments to change. However, while Corner Growth may elect to update these forward-looking statements at some point in the future, Corner Growth specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Corner Growth’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Amendment No. 1 to Sponsor Letter Agreement, dated as of July 3, 2024, by and among Corner Growth Acquisition Corp., CGA Sponsor, LLC, and Marvin Tien, John Cadeddu, Alexandre Balkanski, John Mulkey, and Jason Park.
10.2†	Settlement Agreement, dated as of July 3, 2024, by and among CGA Sponsor, LLC, Corner Growth Acquisition Corp., Noventiq Holdings PLC, Noventiq Holding Company, Noventiq Merger 1 Limited and Corner Growth APC Merger Sub, Inc.
99.1	Press Release, dated July 4, 2024.
104	Cover Page Interactive Data File (embedded within the inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request. Portions of the exhibit have been omitted. Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORNER GROWTH ACQUISITION CORP.

Date: July 5, 2024	By:	/s/ Marvin Tien
Marvin Tien
Co-Chairman, Chief Executive Officer and Acting Chief Financial Officer

Exhibit 10.1

AMENDMENT NO 1. TO LETTER AGREEMENT

This Amendment No. 1 (this “Amendment”) to that certain Letter Agreement, dated as of December 2020 (the “Letter Agreement”), by and among (i) Corner Growth Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), (ii) CGA Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and (iii) Marvin Tien, John Cadeddu, Alexandre Balkanski, John Mulkey, and Jason Park (each of whom is a Director of the Company), is made and entered into as of July 3, 2024, by and among the parties to the Letter Agreement. Defined terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Letter Agreement.

RECITALS

WHEREAS, the parties to this Amendment previously entered into the Letter Agreement;

WHEREAS, the Company will soon be begin liquidating and winding up its affairs in the Cayman Islands has decided that it would be more cost effective and efficient for any matters relating to the Letter Agreement to be decided under Cayman law and resolved in Cayman courts; and

WHEREAS, the parties desire to amend the Letter Agreement, pursuant to Section 12 thereof, as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth in this Amendment and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged and agreed, and intending to be legally bound hereby, each of the parties agree as follows:

AGREEMENT

Section 1.1. Amendment to Governing Law. Effective as of the date of this Amendment, Section 17 of the Letter Agreement is hereby amended and restated in its entirety to read as follows:

“This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of Cayman Islands, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of the Cayman Islands, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive, and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.”

Section 1.2. Effect of Amendment. Except as expressly provided herein, this Amendment shall not constitute an amendment, modification or waiver of any provision of the Letter Agreement or any right, obligation, remedy or power of any party under or in respect of the Letter Agreement. Except as modified by this Amendment, the Letter Agreement shall continue in full force and effect. Upon the execution of this Amendment by the parties, each reference in the Letter Agreement to “this Agreement” or the words “hereunder,” “hereof,” “herein” or words of similar effect referring to the Letter Agreement shall mean and be a reference to the Letter Agreement as amended by this Amendment, and a reference to the Letter Agreement in any other instrument or document shall be deemed a reference to the Letter Agreement as amended by this Amendment. This Amendment shall be subject to, shall form a part of, and shall be governed by, the terms and conditions set forth in the Letter Agreement, as amended by this Amendment.

Section 1.3. Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

Section 1.4. Governing Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the Cayman Islands, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the courts of the Cayman Islands, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive, and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

Section 1.5 Counterparts. This Agreement may be executed in two (2) or more counterparts (including PDF counterparts or via DocuSign), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF the parties have hereunto caused this Amendment to be duly executed as of the date first above written.

	CORNER GROWTH ACQUISITION CORP.	CGA SPONSOR, LLC

By:	/s/ Jane Mathieu	By:	/s/ Marvin Tien
	Jane Mathieu		Marvin Tien
	President		Manager

	/s/ Marvin Tien	/s/ John Cadeddu
	Marvin Tien, Individually	John Cadeddu, Individually

	/s/ Alexandre Balkanski	/s/ John Mulkey
	Alexandre Balkanski, Individually	John Mulkey, Individually

/s/ Jason Park
Jason Park, Individually

Exhibit 10.2

SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT (the “Agreement”), dated as of July 3, 2024, is entered into by and among CORNER GROWTH ACQUISITION CORP., an exempted company formed under the laws of the Cayman Islands (“CGAC”), CGA SPONSOR, LLC, a Delaware limited liability company (“Sponsor”) (CGAC and Sponsor, collectively, the “Corner Parties”), Noventiq Holdings PLC, a Cayman Islands exempted company (“Noventiq”), Noventiq Holding Company, a Cayman Islands company (“PubCo”), Noventiq Merger 1 Limited, a Cayman Islands exempted company (“Merger Sub 1”), and Corner Growth SPAC Merger Sub., Inc., a Cayman Islands exempted company (“Merger Sub 2”) (Noventiq, PubCo, Merger Sub 1, and Merger Sub 2, collectively, the “Noventiq Parties”) (each of the Corner Parties and the Noventiq Parties, a “Party” and all, collectively, the “Parties”).

RECITALS

WHEREAS, on December 29, 2023, CGAC and the Noventiq Parties entered into an Amended & Restated Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “BCA”);

WHEREAS, the Parties no longer wish to proceed with the BCA;

WHEREAS, each of the Managers of Sponsor and the Boards of Directors of each of CGAC and Noventiq has approved the execution, delivery and performance by such Party of this Agreement and the transactions contemplated hereby.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements contained herein, and intending to be legally bound, the Parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Definitions. Unless otherwise specifically defined herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the BCA.

ARTICLE II

MUTUAL TERMINATION OF BCA

SECTION 2.1. Termination. The BCA shall be terminated in its entirety effective July 3, 2024, and will be null and void, and there shall be no liability or obligation on the part of CGAC, the Noventiq Parties, or any of their respective Subsidiaries or Affiliates under the BCA, except that the confidentiality provisions in the BCA shall survive any termination of the BCA and remain in full force and effect. The Parties hereto acknowledge that, by virtue of the termination of the BCA, all other Transaction Documents shall also terminate with effect from July 3, 2024.

ARTICLE III

NOVENTIQ PAYMENTS

SECTION 3.1. Noventiq shall pay Ten Million Five Hundred Thousand Dollars (USD $10,500,000) to or for the benefit of CGAC and in the manner and at the times set forth in Schedule A.

SECTION 3.2. Confession of Judgment; Counsel Fees; Taxes.

(a)       CONFESSION OF JUDGMENT. IN ADDITION TO ALL OTHER REMEDIES SET FORTH IN THIS AGREEMENT AND ALL OTHER REMEDIES AVAILABLE UNDER APPLICABLE LAW, IF NOVENTIQ FAILS TO PAY ANY AMOUNTS DUE UNDER SECTION 3.1, AS FURTHER DETAILED IN SCHEDULE A HERETO, IN FULL WITHIN FIVE (5) DAYS AFTER ANY SUCH AMOUNT IS DUE TO BE PAID (AN “EVENT OF DEFAULT”), NOVENTIQ HEREBY IRREVOCABLY AUTHORIZES AND EMPOWERS ANY ATTORNEY-AT-LAW DESIGNATED BY THE CORNER PARTIES TO APPEAR IN THE SUPERIOR COURT OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY OR IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND TO CONFESS JUDGMENT AGAINST NOVENTIQ, WITHOUT PRIOR NOTICE HEARING, IN FAVOR OF THE CORNER PARTIES, FOR AND IN THE FULL AMOUNT OF ALL UNPAID AND DUE BALANCES UNDER THIS AGREEMENT. AS SOON AS PRACTICABLE, BUT NO LATER THAN BUSINESS (7) DAYS, FOLLOWING THE EXECUTION OF THIS AGREEMENT, NOVENTIQ SHALL PROVIDE AN EXECUTED AFFIDAVIT IN SUPPORT OF SUCH CONFESSION OF JUDGMENT IN THE FORM ATTACHED HERETO AS EXHIBIT A (THE “CONFESSION OF JUDGMENT AFFIDAVIT”). THE CONFESSION OF JUDGMENT AFFIDAVIT WILL BE HELD IN TRUST BY THE CORNER PARTIES’ COUNSEL SO LONG AS NOVENTIQ COMPLIES WITH ITS PAYMENT OBLIGATIONS HEREUNDER, BUT MAY BE FILED OR OTHERWISE ENROLLED UPON AN EVENT OF DEFAULT. IF THE CONFESSION OF JUDGMENT AFFIDAVIT IS SO FILED, THE CORNER PARTIES WILL ACKNOWLEDGE PARTIAL SATISFACTION FOR ANY PAYMENTS RECEIVED PRIOR TO SUCH DEFAULT, PROVIDED THE SAME MAY BE DONE WITHOUT PREJUDICE TO THE AMOUNT REMAINING DUE ON THE CONFESSION OF JUDGMENT.

(b)       From the date of this Agreement until all payments pursuant to Section 3.1 have been made, Noventiq undertakes that it will retain ownership and control, directly or indirectly, of Noventiq Service India Private Limited.

(c)       Noventiq agrees to pay or cause to be paid within ten (10) calendar days of a written demand with supporting documentation all fees, costs and expenses incurred by the Corner Parties, in enforcing and collecting any portion of the payments set forth in Section 3.1, as further detailed in Schedule A hereto (including if the Corner Parties retain counsel for advice, suit, appeal, insolvency or other proceedings related to enforcement of such breach).

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SECTION 3.3. Taxes. All payments due under this Agreement shall be paid in full, without deduction of taxes or other fees which may be imposed by any government or other entity.

ARTICLE IV

RELEASES AND COVENANT NOT TO SUE

SECTION 4.1. Corner Parties Releases. Effective as of the date when Noventiq has paid in full all the amounts set forth in Section 3.1, as further detailed in Schedule A (the “Effective Date”), each of the Corner Parties, for itself and its respective officers, directors, members, managers, predecessor entities, successors and assigns, parents, subsidiaries, and Affiliates (“Corner Releasing Parties”), fully release and discharge each of the Noventiq Parties, and their respective parents, subsidiaries and Affiliates and each of their respective officers, directors, managers, managing directors, partners, members, predecessor entities, successors and assigns, parents, subsidiaries, Affiliates, stockholders, employees, attorneys, accountants and other advisors and agents (collectively, “Corner Released Persons”) from any and all claims, actions, causes of action, demands and charges of whatever nature, known or unknown, arising out of, or relating to any of the BCA, the Transaction Documents or the transactions contemplated thereby and including any acts, omissions, disclosure or communications related to the BCA, the Transaction Documents or the transactions contemplated thereby (the “Corner Released Claims”); provided that, for the avoidance of doubt, nothing contained herein shall be deemed to release any party hereto from its obligations under this Agreement, or the provisions of the BCA expressly deemed to survive under this Agreement.

SECTION 4.2. Noventiq Releases. Effective on the date of this Agreement, each of the Noventiq Parties, for itself and its respective officers, directors, members, managers, predecessor entities, successors and assigns, parents, subsidiaries, and Affiliates (“Noventiq Releasing Parties”), fully release and discharge each of the Corner Parties and their respective parents, subsidiaries and Affiliates and each of their respective officers, directors, managers, managing directors, partners, members, predecessor entities, successors and assigns, parents, subsidiaries, Affiliates, stockholders, employees, attorneys, accountants and other advisors and agents (collectively, “Noventiq Released Persons,” and together with the CGAC Released Persons, the “Released Persons”) from any and all claims, actions, causes of action, demands and charges of whatever nature, known or unknown, arising out of, or relating to any of the BCA, the Transaction Documents or the transactions contemplated thereby and including any acts, omissions, disclosure or communications related to the BCA, the Transaction Documents or the transactions contemplated thereby (the “Noventiq Released Claims,” and together with the Corner Released Claims, the “Released Claims”); provided that, for the avoidance of doubt, nothing contained herein shall be deemed to release any party hereto from its obligations under this Agreement, or the provisions of the BCA expressly deemed to survive under this Agreement.

SECTION 4.3. Scope of Release and Discharge. The Parties acknowledge and agree that they may be unaware of or may discover facts in addition to or different from those which they now know or believe to be true related to or concerning the Released Claims. The Parties know that such presently unknown or unappreciated facts could materially affect the claims or defenses of a Party or Parties. It is nonetheless the intent of the Parties to give a full and complete release and discharge of the Released Claims. To that end, with respect to the Released Claims only, the Parties expressly waive and relinquish any and all provisions, rights and benefits conferred by any law of the United States or of any state or territory of the United States or of any other relevant jurisdiction, or principle of common law, which is similar, comparable or equivalent to § 1542 of the California Civil Code. With respect to the Released Claims only, the Parties expressly waive and relinquish, to the fullest extent permitted by law, the provisions, rights, and benefits of § 1542 of the California Civil Code, which provides:

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A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

SECTION 4.4. Covenant Not to Sue. Effective as of the date of this Agreement, each of the Parties hereto covenants, on behalf of itself; in the case of the Corner Parties, on behalf of the Corner Releasing Parties; in the case of the Noventiq Parties on behalf of the Noventiq Releasing Parties, not to bring any Released Claim before any court, arbitrator, or other tribunal in any jurisdiction, whether as a claim, a cross-claim, counterclaim or otherwise; provided that, for the avoidance of doubt, nothing contained herein shall be deemed to prevent any Party hereto from enforcing its rights under this Agreement, or the provisions of the BCA expressly deemed to survive under this Agreement. Any Released Person may plead this Agreement as a complete bar to any Released Claim brought in derogation of this covenant not to sue.

SECTION 4.5. Accord and Satisfaction. This Agreement and the releases reflected herein shall be effective as a full and final accord and satisfaction and release of the Corner Released Claims and the Noventiq Released Claims.

ARTICLE V REPRESENTATIONS

AND WARRANTIES

SECTION 5.1. Representations and Warranties. Each of the Parties hereto represents and warrants to the other Parties that:

(a)       It has duly executed and delivered this Agreement and is fully authorized to enter into and perform this Agreement and every term hereof and no further consents or approvals are required;

(b)       It has been represented by legal counsel in the negotiation and joint preparation of this Agreement, has received advice from legal counsel in connection with this Agreement and is fully aware of this Agreement’s provisions and legal effect;

(c)       It enters into this Agreement freely, without coercion, and based on its own judgment and not in reliance upon any representations or promises made by the other Party, apart from those set forth in this Agreement; and

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(d)       It has the authority, and has obtained all necessary approvals, including but not limited to approval of the Parties’ respective Boards of Directors, as necessary, to enter into this Agreement and all the releases, undertakings, covenants, representations, warranties and other obligations and provisions contained in this Agreement.

ARTICLE VI

GENERAL PROVISIONS

SECTION 6.1. Required Disclosure. The Parties acknowledge and agree that, following the execution of this Agreement by all Parties (the “Applicable Date”), Corner may issue a Current Report on Form 8- K reporting the execution of this Agreement in the form and timing mutually agreed to by the Parties; provided that in no event shall the Current Report on Form 8-K be issued later than four business days after the Applicable Date. The Parties shall mutually agree as to the timing (subject to the foregoing proviso) and contents of any press release or public announcement, or any additional communications required by Law or applicable stock exchange regulation in respect of this Agreement, the BCA or the transactions contemplated hereby and thereby.

SECTION 6.2. Mutual Non-Disparagement. The Parties promise and agree not to falsely disparage, falsely demean, or otherwise through false statements damage the reputation of one another or their respective past or present officers, directors, employees, agents, or representatives. The Parties agree that the prohibition in this Section 6.2 shall apply to the Parties and their respective officers, directors, managing agents and founders.

SECTION 6.3. Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by electronic signature), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by electronic signature or otherwise) to the other Parties.

SECTION 6.4. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)       If to Corner Parties, to:

CGA Sponsor, LLC

809 Broadway, 11th Floor New York, NY 10003

Attn: David Katz, Esq.

Email: katz@cornercapitalmgmt.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attn: Christian O. Nagler, P.C.

Email: christian.nagler@kirkland.com

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(b)       If to Noventiq Parties, to:

Noventiq Holdings PLC

26-28 Hammersmith Grove, London, UK W6 7HA

Attn: Warren Davies

Email: warren.davies@noventiq.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

99 Bishopsgate, London, UK EC2M 3XF

Attn: J. David Stewart, Esq.

Email: j.david.stewart@lw.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

SECTION 6.5. Governing Law; Forum Selection. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law principle, provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Superior Court of the State of Delaware in and for New Castle County or the United States District Court for the District of Delaware for the purposes of any Proceeding (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 6.5 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 6.4 shall be effective service of process for any such Proceeding.

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SECTION 6.6. WAIVER OF JURY TRIAL. THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.6.

SECTION 6.7. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided, however, that CGAC may assign its obligations and benefits under this Agreement to Sponsor without obtaining the consent of the Noventiq Parties. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and, subject to the preceding sentence, assigns.

SECTION 6.8. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in such jurisdiction or any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only as broad as is enforceable. If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision and all other provisions hereof shall continue in full force and effect.

SECTION 6.9. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Schedule A hereto, and the Confession of Judgment constitute the entire agreement of the Parties hereto with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. The Parties acknowledge and agree that they have not relied on any representations, promises, or agreements of any kind made to them in connection with this Agreement, except for those set forth in this Agreement. Each Party hereto acknowledges and agrees that each of the non-party Released Persons are express third party beneficiaries of the releases of such non-party Released Persons contained in Sections 4.1, 4.2 and 4.3 and are entitled to enforce rights under such sections to the same extent that such non-party Released Persons could enforce such rights if they were a party to this Agreement. Except as provided in the preceding sentence, there are no third-party beneficiaries to this Agreement, and this Agreement is not otherwise intended to and shall not otherwise confer upon any Person other than the Parties hereto any rights or remedies hereunder.

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SECTION 6.10. Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever.

SECTION 6.11. Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no provision of this Agreement shall be construed against any Party based on its authorship of any of the provisions of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered as of the date first above written.

CORNER GROWTH ACQUISITION CORP.		CGA SPONSOR, LLC

By:	/s/ Marvin Tien	By:	/s/ Marvin Tien
	Marvin Tien		Marvin Tien
	Chief Executive Officer		Manager

NOVENTIQ HOLDINGS, PLC		Noventiq Holding Company

By:	/s/ Hervé Tessler	By:	/s/ Hervé Tessler
	Hervé Tessler		Hervé Tessler
	Chief Executive Officer		Chief Executive Officer

CORNER GROWTH SPAC MERGER SUB., INC.		NOVENTIQ MERGER 1 LIMITED

By:	/s/ Hervé Tessler	By:	/s/ Hervé Tessler
	Hervé Tessler		Hervé Tessler
	Chief Executive Officer		Chief Executive Officer

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Exhibit 99.1

Noventiq Holdings plc and Corner Growth Acquisition Corp. Mutually Terminate Transaction

LONDON, U.K. and PALO ALTO, Calif. – July 4, 2024 – Noventiq Holdings plc (“Noventiq”), a global digital transformation and cybersecurity solutions and services provider, and Corner Growth Acquisition Corp. (Nasdaq: COOL) (“Corner Growth”), a special purpose acquisition company led by veteran technology investors (“Sponsors”), announced today a mutual agreement to terminate their merger agreement, originally entered into on May 4, 2023, and amended and restated on December 29, 2023, effective immediately. Noventiq and Corner Growth made this decision as a result of current unfavourable SPAC market conditions and other factors.

Hervé Tessler, CEO of Noventiq, said: “Due to current SPAC and equity market conditions, it was mutually agreed that the best option for all parties at this time is to terminate the transaction. We have determined that the right decision for Noventiq is to remain private at this time. We are confident about our operational outlook, and we look forward to continuing to drive significant growth in our business.”

Marvin Tien, Co-Chairman & CEO of Corner Growth, said: “After considering the current market environment, the Corner Growth and Noventiq teams have mutually agreed to terminate the transaction. This decision aligns with our shared commitment to maximizing value for all of our stakeholders. We believe that Noventiq is well positioned to thrive as a private company at this time, and the Corner Growth team will continue to be vigilant in our pursuit of value-creating opportunities for our shareholders and are confident in our ability to identify alternative pathways to a successful transaction.”

About Noventiq

Noventiq (Noventiq Holdings PLC) is a leading global solutions and services provider in digital transformation and cybersecurity, headquartered in London. The company enables, facilitates, and accelerates digital transformation for its customers’ businesses, connecting organizations across a comprehensive range of industries with best-in-class IT vendors, alongside its own services and proprietary solutions. The company’s rapid growth is underpinned by its three-dimensional strategy to expand its market penetration, product portfolio, and sales channels. This is supported by an active approach to M&A, positioning Noventiq to capitalize on the industry’s ongoing consolidation. With around 6,400 employees globally, Noventiq operates in approximately 60 countries with significant growth potential in multiple regions including Latin America, EMEA, and APAC – with a notable presence in India.

About Corner Growth

Corner Growth Acquisition Corp. (Nasdaq: COOL) is a special purpose acquisition company (SPAC) focused on partnering with a high growth technology company. Corner Growth’s mission is to deliver value to its investors by providing a compelling alternative to a traditional public offering. Corner Growth is uniquely positioned to deliver on its value-add approach given its management team’s history, experience, relationships, leadership and track record in identifying and investing in disruptive technology companies across all technology verticals.

Corner Growth also brings a group of highly respected investment professionals, with strong track records and deep individual experience in SPAC and de-SPAC processes, a rolodex of premier public market investors, and a team of advisors who offer experience and access to networks across a broad functional and physical geography.

Noventiq Contacts

Investors:

Steven Salter
Global VP of Corporate Affairs
IR@noventiq.com

Media:

Rocio Herraiz
Global Head of Communications
pr@noventiq.com

Corner Growth Contacts

David Katz

katz@cornercapitalgroup.com